Oncolytics Biotech® Appoints Richard Vile, Ph.D., to its Scientific Advisory Board

World-renowned scientist specializing in oncolytic viruses and immuno-oncology

SAN DIEGO, CA and CALGARY, AB, October 19, 2020 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced the appointment of Richard Vile, Ph.D., to its Scientific Advisory Board (SAB). Dr. Vile, a Professor of Immunology at the Mayo Clinic, brings expertise as a key opinion leader (KOL) in oncolytic viruses and adoptive T cell therapies to the Oncolytics SAB.

“I am thrilled to be joining Oncolytics’ Scientific Advisory Board and look forward to working with the Company’s management team,” said Dr. Vile. “The clinical data supporting Oncolytics’ pipeline are impressive and clearly demonstrate pelareorep’s ability to reverse immunosuppressive tumor microenvironments through the selective infection of cancerous cells. These data, combined with pelareorep’s intravenous route of administration and biosafety level (BSL)-2 classification, provide substantial competitive advantages over other oncolytic viruses. These advantages leave pelareorep well-positioned to rapidly advance through the regulatory process and address unmet medical needs in breast cancer and other challenging to treat indications.”

Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech Inc., added, “Dr. Vile is a leading expert on harnessing the power of oncolytic viruses and immune cells to treat cancer. His experience will add valuable depth to our SAB as we work to demonstrate the ability of pelareorep to synergistically combine with additional immunotherapeutic agents and increase the number of patients responding to such therapies. We are excited to welcome him to our team.”

Dr. Vile is a world-renowned scientist and long-time collaborator of Oncolytics with extensive experience studying pelareorep. As a recognized KOL, his research focuses on several areas of immuno-oncology, including oncolytic viruses, adoptive cell therapies (ACTs) such as chimeric antigen receptor (CAR) T cells, and potential synergistic interactions between oncolytic viruses and ACTs. In addition to his role as a professor at the Mayo Clinic (“Mayo”), Dr. Vile is the Director of Mayo’s Immuno-oncology and Gene and Virus Therapy programs and Co-Director of the Cancer Immunology and Immunotherapy program. He also serves on the editorial board of several prestigious scientific journals, including Molecular Therapy, Gene Therapy, The Journal of Gene Medicine, and OncoImmunology. Dr. Vile received his B.A. in Biochemistry from the University of Oxford and his Ph.D. in Viral Vectors from the University of London.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype

-- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of pelareorep as a cancer therapeutic, and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Kirk Look Chief Financial Officer 403.670.7658 KLook@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 917.679.9282 tim@lifesciadvisors.com